Exhibit (a)(8)

FORM OF REMINDER E-MAIL TO HOLDERS OF ELIGIBLE OPTIONS

Date:                       ____, 2009

To:  Holders of Eligible Options
Re: Reminder About Exchange Offer

The Exchange Offer for all Eligible Options is currently open and available to all Eligible Optionholders. As previously communicated, the Exchange Offer is scheduled to expire at 5:00 p.m., Eastern Time, on March 6, 2009. To participate in the Exchange Program, you must submit your properly completed and signed Election Form so that Applied Energetics receives  it by that deadline.

You should have received a set of materials explaining the Exchange Offer and how to elect to exchange your Eligible Options. Please read the materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate.

If you did not receive your package of materials, or if you have questions about the  Exchange Offer, please send an e-mail to kwallace@appliedenergetics.com or call Kenneth M. Wallace, Chief Financial Officer at (520) 628-7415.  You will have the ability to leave a voice message on this extension. These written materials and other documents may also  be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov ..

If you choose not to exchange any options, no action is required.

Capitalized terms used but not defined in this communication are described and defined in the Offer to Exchange Certain Outstanding Stock Options to Purchase Common Stock  for New Stock Options, dated February 5, 2009.